UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CLEARLY CANADIAN APPOINTS NEW MARKETING MANAGER

VANCOUVER, B.C., APRIL 25, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) announced today that Sonia Manson, former National Brand Manager at Weston Bakeries Ltd. North America’s largest bakery operation, has been appointed as the Marketing Manager of Clearly Canadian Beverage Corporation.

Ms. Manson profitably championed Weston Bakeries’ multi-million dollar portfolio, including Weight Watchers and Kellogg’s products, by successfully leading numerous teams in the development of over 40 new and innovative products since 2001. She brings an extensive background in all aspects of packaged goods marketing, as well as a strong understanding of the distribution channels used by Clearly Canadian.

Brent Lokash, President of Clearly Canadian said, “Sonia Manson will be an important part of the Clearly Canadian team as we move forward with the re-launch of our core brand family of sparkling, flavored waters, and she will be strategically involved in the roll out of our new product lines.”

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

         ___________________________________

Brent Lokash, President

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that its new Marketing Manager will be an asset to Clearly Canadian as the company moves forward on its stated strategic initiatives, including the re-launch of its core brand and the launching of new products. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations (e-mail: investor@clearly.ca)

1 (800) 983-0993

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

Clearly Canadian Beverage Corporation Reports Significant

Revenue Increase from its Private Label Beverage Business

6 month revenue gain 147%, continues upward trend for companies 2nd largest division

VANCOUVER, B.C., APRIL 27, 2006 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) announced today that revenues within its private label beverage business has risen 147% in the last 6 months ending March 31, 2006 as compared to the same period last year, which brings the trailing 12-month revenue increase to a gain of over 62%. Stated Clearly Canadian’s President, Brent Lokash, “We are pleased with the tremendous gains in our private label beverage business. It is extremely important as these numbers start to give us the type of feedback needed to ensure that our marketing/sales efforts and corporate restructuring programs are effective. Also, this is the kind of momentum we had hoped for as we begin the very exciting new era of Clearly Canadian.”

Mr. James Dines, editor of “The Dines Letter”, and newly-appointed head of Clearly Canadian’s Advisory Board, added, “I am encouraged by the progress made by the Company in such a short period of time. We are still implementing some important parts of our agenda, which will continue to pave the way to ultimate success for the Company.”

CLEARLY CANADIAN BEVERAGE CORPORATION

         ___________________________________

Brent Lokash, President

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that its marketing/sales efforts and corporate restructuring programs will be effective and that progress made by the Company pave the way to success for the Company. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations (e-mail: investor@clearly.ca)

1 (800) 983-0993

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: April 28, 2006